PZENA FINANCIAL SERVICES, LLC

COMPUTATION OF DETERMINATION OF RESERVE AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2015

STATEMENT OF EXEMPTION

The Company is exempted from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Sub section (k)(2)(i). During the year ended December 31, 2015, the Company was in compliance with the conditions for the exemption. The Company commenced business operations consistent with its FINRA Membership Agreement and became subject to these rules as of July 21, 2014.

See accompanying Report of Independent Registered Public Accounting Firm